W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

October 28, 2016

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	BBH Trust (File Nos. 333-129342 and 811-21829)
Filing Pursuant to Rule 485(b)

Ladies and Gentlemen:

On behalf of BBH Trust (the “Trust”), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933 and to the Investment Company Act of 1940, Post-Effective Amendment No. 63 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 63”). The purpose of PEA No. 63 is to: (i) incorporate comments received from the SEC staff regarding the Trust’s Post-Effective Amendment No. 62 filed on August 24, 2016; (ii) incorporate updated financial information for the fiscal year ended June 30, 2016; and (iii) make other non-material changes to the Prospectus and Statement of Additional Information for the Trust’s BBH Money Market Fund.

I hereby certify that PEA No. 63 does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

If you have questions or comments, please do not hesitate to contact me at 202.373.6799.

Sincerely,

/s/ W. John McGuire

W. John McGuire

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001